
April 22, 2021

Jeffrey Meckler
Chief Executive Officer
Intec Parent Inc.
12 Hartom Street
Har Hotzvim, Jerusalem 9777512

   Re: Intec Parent Inc.
    Registration Statement on Form S-4
    Filed April 20, 2021
    File No. 333-255389

Dear Mr. Meckler:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Irene Paik at 202-551-6553 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Gary Emmanuel - McDermott Will & Emery LLP